Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (on Form F-10 File No. 333-176766), and to the reference to our Firm under the caption “Principal Accounting Fees and Services – Independent Auditors” in this Annual Report (Form 40-F) of Central GoldTrust for the year ended December 31, 2011, and to the use in this Form 40-F of our reports dated February 13, 2012, with respect to the financial statements of Central GoldTrust and the effectiveness of internal control over financial reporting of Central GoldTrust.

Toronto, Canada February 13, 2012	/s/ Ernst & Young
Chartered Accountants Licensed Public Accountants